

April 5, 2007

Via Facsimile 717-243-6486 and US Mail

John B. Lampi
Saidis, Flower & Lindsay
26 West High Street
Carlisle, PA 17013

Re: Comm Bancorp, Inc.
 Schedule TO-I filed March 19, 2007
 SEC File No. 5-40259

Dear Mr. Lampi:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above. Our review has been limited to the matters identified below. All defined terms have the same meaning as in the offer to purchase, unless otherwise indicated. "You" and its derivatives as used here refer to Comm Bancorp, Inc.

Schedule TO – Offer to Purchase

Fairness of the Offer, page 6

1. We note that the Board of Directors is not making any recommendation to its stockholders as to whether to tender into the offer. However, the Board states in this section that the offer "is fair and in the best interests of Bancorp and all of its stockholders." In addition, the Board obtained a fairness opinion from Danielson Capital, LLC to the effect that the consideration to be received in the offer is fair, from a financial point of view, to the stockholders. Please explain why the Board is stating that the offer is fair, but is not recommending it.

2. On page 8, you state that the Board considered purchase prices paid in prior stock repurchases during the last two years. Expand to describe how the Board considered such repurchases, and how the prices paid compared to the offer price range in this offer.

Fairness Opinion of Danielson Capital, LLC, page 8

3. We note the disclosure in this section indicating that Danielson received "other financial information" concerning Bancorp besides what is contained in its periodic reports. To the extent that Danielson received non-public financial forecasts and projections for use in its fairness analysis, these should be disclosed so that shareholders may fully assess and understand the Danielson analyses. In addition, to the extent that the document is revised to include such forecasts and projections, you must describe the material assumptions upon which they are based.

Review of Premiums Paid in Other Stock Purchase Transactions, page 10

4. Explain how Danielson Capital reached the conclusion that "a small premium of up to 15% is appropriate for this transaction."

Discounted Cash Flow and Terminal Value Analysis, page 10

5. Describe the material assumptions underlying Danielson Capital's assumed annual net income growth of 7% and dividends paid out on capital in excess of 7.5% of assets. Similarly, explain how Danielson selected the discount rate of 12% as the "appropriate rate of return."

Effects of the Offer, page 11

6. You do not list the possibility of the shares being deregistered under the Exchange Act or from the Nasdaq as a result of this offer, and you are only offering to purchase 6% of Bancorp's outstanding shares. However, at the same time, you are providing in this Offer to Purchase the disclosure normally associated with a "going private transaction" subject tot Rule 13e-3. Please confirm in your response letter that you do not believe this tender offer will result in one of the "going private" effects listed in Rule 13e-3(a)(3)(ii), and explain the basis for your belief.

Closing Comments

Please respond to the above comments promptly. If you do not agree with a comment, tell us why in your response letter. Where you do make changes to the Offer to Purchase as a result of our comments above, include a page citation in your response letter indicating where the requested changes appear in the revised offer materials. Be aware that we may have additional comments based on your comment responses.

We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from Comm Bancorp, Inc. acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please do not hesitate to contact me at (202) 551-3263.

Very truly yours,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions